Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046

713 626 1919 www.invesco.com/us
March 11, 2013
Via EDGAR
Vincent DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Re:    Invesco Securities Trust (File No. 811-22793)
Dear Mr. DiStefano:
          On behalf of the above named registrant (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in the letter dated February 15, 2013, with regard to the Registrant’s Initial Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission (“SEC”) on January 16, 2013, relating to the Invesco Balanced-Risk Aggressive Allocation Fund (the “Fund”).
          Each of your comments is set forth below in bold with the Registrant’s response immediately below each comment.
Prospectus
Management (p. 2)
1. Comment: Please disclose each Portfolio Manager’s position at the adviser. See Item 5(b) of Form N-1A.
          Response: Item 5(b) of Form N-1A requires the name, title and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio. The Registrant believes it is compliant with Form N-1A by providing the portfolio manager’s position with the Fund and uses this approach in all other prospectuses in the Invesco Fund complex.
Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings (p. 3)
Principal Investment Strategies (p. 3)
2. Comment: What are the “other investments that create economic leverage” in which the Fund will invest? Please disclose these investments and the risks of investing in them.

          Response: The Fund will also invest in ETFs and ETNs, both of which can create economic leverage. These investments and their associated risks are discussed in the Fund’s prospectus.
3. Comment: Disclosure in this section indicates that the “annualized volatility level for the Fund will be, on average, approximately 12%.” How will volatility be calculated? To what does the “12%” relate?
          Response: The Fund’s annualized volatility level is calculated by determining the standard deviation of the Fund’s monthly returns over a complete economic and market cycle. A complete economic and market cycle would include both a recession and a meaningful slow down, as well as an expansion phase. The Registrant has included further disclosure to that effect.
4. Comment: Disclosure indicates that the Fund will achieve exposure to asset classes “primarily through derivatives.” Disclose with more specificity the percentage of the exposure that is expected to come from derivatives.
          Response: The Registrant believes that “primarily” sufficiently describes the Fund’s range of exposure that is expected to come from derivatives. The use of the word “primarily” is consistent with disclosure in other fund prospectuses within the Invesco Fund complex that invest a large percentage of their assets in particular securities or asset classes. Additionally, the Registrant does not believe that including a specific percentage would be helpful to an investor as the range of the Fund’s exposure to derivatives could vary over time.
5. Comment: Please explain how the Fund’s portfolio managers will use strategic asset allocation to express their long term view of the market and tactical asset allocation to reflect their short term view of the market.
          Response: The portfolio managers create exposure targets for each asset class using their strategic process, which contemplates a long-term view of the markets in which the Fund invests. The portfolio managers’ long-term view and strategic asset allocation change infrequently, if ever. This long-term view and the allocation percentages for each asset class may be modified periodically using the tactical process, which contemplates short-term views of the markets in which the Fund invests.
6. Comment: The derivatives disclosure in this section is too general. Please identify here specifically all of the derivatives that will be principal investments of the Fund, and provide appropriate corresponding risk disclosure. See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

          Response: The registrant believes that it has complied with the Barry D. Miller letter dated July 30, 2010. All derivatives that will be principal investments of the Fund and their related risks are disclosed beginning on page 6. See also the Registrant’s response to Comment 10.
7. Comment: The paragraph that begins at the bottom of page three and continues on page four does not discuss strategy; accordingly, please move it to the risk disclosure section.
          Response: The Registrant believes this disclosure enhances the explanation of the Fund’s strategy in the “Principal Investment Strategies” section. Additionally, the Registrant will include these risks in “Leverage Risk” in the Fund’s “Principal Risks” section.
8. Comment: What is the composition of the “universe of over fifty investments”? Disclose how is the universe determined?
          Response: The composition of the “universe of over fifty investments” across the Fund’s principal asset classes is determined using a proprietary selection process. That selection process is described in the three descriptors that follow in the same paragraph.
9. Comment: The investment process disclosure found on page four is confusing, as the “concepts” referenced in the last paragraph on the page are also mentioned earlier as part of the first step of the investment process. Why are steps one and three duplicative in this regard? Also, what is the meaning of “when the balance of these concepts is positive” as the term is used in the last paragraph of page four? Positive with respect to what?
          Response: The Registrant has revised the paragraph to make it more clear.
10. Comment: The Fund does not disclose until page six the types of derivatives in which it will invest. Please move this disclosure to the beginning of the strategy section, where derivatives are first mentioned. Ensure that all types of derivatives used in the Fund’s principal strategies are disclosed. Please also explain to us how the Fund intends to comply with the requirements of Section 18 of the 1940 Act and Investment Company Act Release No. 10666.
          Response: Disclosure regarding the specific derivatives used by the Fund has been added to the first paragraph of the principal investment strategies section. The Fund has implemented compliance procedures that are reasonably designed to comply with the requirements of Section 18 of the 1940 Act and to address the issues, including asset segregation, referenced in Investment Company Act Release No. 10666.

11. Comment: Will the Fund invest in foreign or emerging market securities as part of its principal investment strategies? If so, please include appropriate strategy disclosure.
          Response: As described on page five of the Fund’s prospectus, certain of the derivatives in which the Fund principally invests have exposure to foreign and emerging market equity and fixed income securities.
12. Comment: How often will the Fund rebalance its holdings? Will the Fund have high portfolio turnover? If so, please provide appropriate disclosure of the strategy and attendant risks, e.g., greater taxes and fees.
          Response: The portfolio managers will rebalance the Fund’s holdings periodically as necessary. There is no prescribed period when the portfolio managers may rebalance holdings. The Registrant confirms that the Fund expects to have portfolio turnover of less than 100% during its first year of operations and that active and frequent trading is not part of the Fund’s principal investment strategies. If the Fund in the future does engage, or intends to engage, in active and frequent trading, the Fund will modify its principal investment strategy to make this clear and include a corresponding risk.
13. Comment: Disclosure indicates that the Fund will invest in a Cayman Islands subsidiary (the “Subsidiary”). Accordingly, we request that the Fund please:
a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.
     Response: The Fund and the Subsidiary meet the requirements of the 1940 Act (as amended) on a consolidated basis, involving section 8 concerning investment policies and section 18 concerning capital structure and leveraging;
b.	Disclose that the investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.
     Response: For administrative and other reasons, the Subsidiary will have an advisory contract with Invesco Advisers, Inc., but will not comply with Section 15 of the 1940 Act. The Registrant notes that the assets of the wholly-owned Subsidiary are assets subject to the advisory agreement between Invesco Advisers, Inc. and the Registrant, on behalf of the Fund.
c.	Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

     Response: The Fund and the Subsidiary meet the requirements of the 1940 Act on a consolidated basis involving Section 17 concerning affiliated transactions. The Subsidiary’s custodian is the same as that of the Fund and is an eligible custodian under Section 17(f)(5).
d.	Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
     Response: The Fund has not received a private letter ruling, and the Registrant has revised the disclosure accordingly. The Registrant respectfully declines to include disclosure concerning an opinion of counsel because it does not believe Form N-1A requires such disclosure.
e.	Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund should reflect aggregate operations of the Fund and the Subsidiary.
     Response: As indicated in the Fund’s prospectus, the Subsidiary has the same investment objective and generally employs the same investment strategy as the Fund with respect to the commodity portion of the Fund’s portfolio, except that, as disclosed in the prospectus, the Subsidiary may invest without limitation in commodity-linked derivatives and other securities that provide leveraged and non-leveraged exposure to commodities.
f.	Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.
     Response: The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements, consistent with applicable accounting principles.
g.	Confirm in correspondence that: (1) the Subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff; and (4) the Subsidiary’s board of directors will sign the Fund’s registration statement.
          Response: (1) Consistent with other funds in the Invesco Fund complex, the Subsidiary’s expenses are included in “Other Expenses” in the Fund’s fee table; (2) the Registrant will include an undertaking in Part C of the Fund’s registration statement designating the Subsidiary’s custodian as agent for service of process in the U.S. and consenting to the inspection of its books and records by the Commission staff; (3) see previous response; (4) one or more members of the

Subsidiary’s board will separately sign subsequent post-effective amendments to the Fund’s registration statement on Form N-1A as such amendments relate to the Fund.
14. Comment: Disclosure on page five indicates the Fund will be exposed to debt having “intermediate (5-10 years) and long (10 plus years) term duration.” Is the use of “duration” intentional, or did the Fund intend to use “maturity”?
          Response: The Registrant will change this to “maturity”.
15. Comment: Explain to us why the Fund discusses derivatives exposure in terms of net assets in this section and total assets in other sections? Please use the same language in all instances.
          Response: Generally, the Registrant typically uses “net assets” when disclosing fund limitations as is consistent with other prospectuses in the Invesco Fund complex. When referring to regulatory limitations, however, the Registrant typically uses the language provided in the regulations themselves. The reference concerning the Fund’s investment in the Subsidiary (“...invest up to 25% of its total assets...”) has been removed. In the paragraph that discusses the amount of cash (“... 50% to 100% of its total assets...”), we are changing the disclosure to “net assets” in order to be consistent.
16. Comment: The risk disclosure includes risks of investing in foreign securities, yet there is no corresponding disclosure in the strategy section. Please ensure that the strategy and risk disclosure are complementary.
          Response: As described on page five of the Fund’s prospectus, the derivatives in which the Fund principally invests have exposure to foreign and emerging market equity and fixed income securities. The Registrant therefore believes that including foreign securities risk in the Fund’s prospectus is appropriate.
Principal Risks of Investing in the Fund (p. 6)
17. Comment: Unless the Fund is advised by or sold through an insured depository institution, please delete the second sentence of the first paragraph of this section. See Item 4 (b) (iii) of Form N-1A.
          Response: This disclosure appears in the prospectuses of all of the Invesco Funds as it possible that the Funds will be sold through these types of institutions. Therefore, the Registrant believes it is appropriate to keep the disclosure.
Derivatives Risk (p. 7)
18. Comment: Please describe here the material risks associated with all types of derivatives in which the Fund will invest as part of its principal strategies.
          Response: The Registrant has added greater detail regarding the risks associated with the derivatives used by the Fund, as requested.

Tax Risk (p. 9)
19. Comment: Please clarify that the Fund does not have a private letter ruling.
          Response: The Registrant has added disclosure clarifying that the Fund does not have a private letter ruling.
Tax Consequences (p. 15)
20. Comment: The fourth bullet point in this section references 2012 in the present tense. As it is now 2013, please revise the disclosure here and wherever else similar language is found.
          Response: The Registrant will make this change.
SAI
Description of the Fund and Its Investments and Risks (p. 2)
Alternative Entity Securities (p. 4)
21. Comment: Please confirm that the Fund will not invest more than 10% of its assets in issuers that rely on the exclusions in section 3(c)(1) or 3(c)(7) under the 1940 Act (other than the Subsidiary), and that all of such assets will be counted as illiquid securities.
          Response: The Fund will comply with the limitations in the 1940 Act, the rules and regulations thereunder as amended or are interpreted from time to time by the SEC staff, and any exemptive order or similar relief granted to the Fund or on which the Fund may rely, with respect to the Fund’s investment in other investment companies. The Fund will apply its liquidity determination procedures to any such investments.
Derivatives (p. 25)
22. Comment: Please provide the basis for the assertion that the Fund need only segregate mark-to-market obligations for swaps.
          Response: The Registrant believes that the Fund’s asset coverage policy with respect to swap transactions that are contractually required to cash-settle is reasonable and consistent with the principles underlying SEC and staff guidance with respect to Section 18 of the 1940 Act as well as the available information published regarding asset coverage approaches for swaps in the SEC’s August 2011 concept release with respect to the use of derivatives by mutual funds. See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011).
Total Return Swap (p. 28)
23. Comment: The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011).

Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.
          Response: Your comment has been duly noted. The Registrant is aware of the concept release and will be aware of any future guidance from the Commission.
Futures Contracts (p. 31)
24. Comment: Please delete “Trust” from the last sentence of the second paragraph of this section, and replace it with “Adviser”, as the Adviser is the entity which would need to register as a Commodity Pool Operator. Please explain to us the basis for the Adviser being able to claim this exclusion given the significant anticipated investments in commodities and commodity-linked derivatives.
          Response: The Registrant will make this change.
Limitations on Futures Contracts ... (p. 34)
25. Comment: If the Fund will also enter into futures contracts in order to speculate, please disclose this fact here.
          Response: The paragraph regarding the limitation on futures contracts will be removed from the SAI as the Fund can use futures for speculative purposes as well as for hedging, as indicated in the Fund’s prospectus.
Fund Policies (p. 34)
Fundamental Restrictions (p. 34)
26. Comment: Please clarify that the Fund’s concentration policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project, and disclose that in that situation the Fund will consider such municipal securities to be in an industry.
          Response: The Registrant believes the requested change is addressed in the Non-Fundamental Restriction section of the SAI, which contains the following disclosure, intended to clarify the definition of concentration under the 1940 Act: In complying with the fundamental restriction regarding industry concentration, the Fund may invest up to 25% of its total assets in the securities of issuers whose principal business activities are in the same industry. Further, municipal securities are not a principal investment of the Fund and therefore the Registrant believes that further explanation of the industry categorizations is not necessary.
27. Comment: Fundamental Restriction (7) suggests the Fund may invest all of its assets in the securities of a single open-end management investment company. Does the Fund currently plan to do this within twelve months of the effective date of the registration statement? If so, please provide appropriate prospectus strategy and risk disclosure. Include, if applicable, disclosure regarding duplication of shareholder fees and expenses.

          Response: The Registrant confirms that the Fund does not intend to invest all of its assets in the securities of a single open-end management investment company in the next twelve months.
Non-Fundamental Restrictions (p. 35)
28. Comment: Does the disclosure in Restriction (3) refer to an existing exemptive order? Please clarify.
          Response: Yes, all funds within the Invesco Fund complex rely on an existing exemptive order permitting the Invesco Funds to borrow from and lend money to each other for temporary or emergency purposes. Interfund lending and lending of portfolio securities are more fully described on pages 21 — 22 of the Fund’s Statement of Additional Information.
Geographic Asset Diversification (p. 36)
29. Comment: This disclosure seems out of place; why is it included here?
          Response: The Registrant has deleted this language.
Investment Advisory and other Services (p. 51)
30. Comment: Disclosure in the last paragraph on page 52 references an expense reimbursement contract expiration date of October 31, 2013, whereas disclosure elsewhere gives February 28, 2014 as the expiration date. Why are the dates different?
          Response: The Registrant has updated the expense reimbursement contract expiration date to February 28, 2014.
Taxation of the Fund (p. 62)
31. Comment: Much of the disclosure in this tax section is not relevant to the Fund. For example, the Fund is not a fund of funds and it does not invest in REITs. Please revise so that this disclosure is specific to the Fund, rather than any other series of the Trust. In addition, the disclosure should be updated to reflect recent tax legislation.
          Response: The SAI is intended to cover potential investments for the Fund, whether those are primary investments for the Fund or not. This language is meant to be protective language for potential investments for the Fund. Also, the Registrant is updating the disclosure to reflect recent tax legislation.
Assets Managed (F -2)
32. Comment: Please disclose the number of accounts and total assets with respect to which the advisory fee is based on performance of the account. See Item 20 (a) (3) of Form N-1A.
          Response: The Registrant confirms that the portfolio managers of the Fund do not manage other accounts in which the advisory fee is based on the performance of such accounts, and, therefore, no disclosure is required by Item 20(a)(3) of Form
N-1A.

     Please note that the Registrant filed the N-1A only under the Investment Company Act of 1940; it was not filed under the Securities Act of 1933 as it will not be offered publicly. Accordingly, per our discussion, the Registrant’s Initial Registration Statement was effective upon filing.
     In connection with the Registrant’s responses to the SEC Staff’s comments on the N-1A, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.
          Please do not hesitate to contact me at 713-214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Counsel